CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Notes	$500,000,000	$27,900.00

PROSPECTUS Dated January 23, 2009	Pricing Supplement Number: 4930 Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT Dated January 23, 2009	Dated June 18, 2009 Registration Statement: No. 333-156929

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES G

(Senior Fixed Rate Notes pursuant to the FDICs Temporary Liquidity Guarantee Program)

This debt is guaranteed under the Federal Deposit Insurance Corporations Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDICs regulations, 12 CFR Part 370, and at the FDICs website, www.fdic.gov/tlgp. The expiration date of the FDICs guarantee is the earlier of the maturity date of the debt or December 31, 2012.
Issuer:	General Electric Capital Corporation ("GE Capital")
Guarantor:	Federal Deposit Insurance Corporation ("FDIC")
Ratings:	Aaa/AAA
Trade Date:	June 18, 2009
Settlement Date:	June 25, 2009
Maturity Date:	December 28, 2012
Re-opening Principal Amount:	US $500,000,000
Aggregate Principal Amount (Post Re-opening)	US $1,400,000,000
Price to Public (Issue Price):	100.249%
Accrued Interest:	$255,208.33
Agents Commission:	0.175%
All-in Price:	100.074%
Net Proceeds to Issuer:	US $500,625,208.33
Ranking:	Senior
Treasury Benchmark:	1.875% due June 15, 2012
Treasury Yield	1.87%
Spread to Treasury Benchmark (Plus or Minus):	Plus 0.68%
Reoffer Yield:	2.55%
Interest Rate Per Annum:	2.625%

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Filed Pursuant to Rule 424(b)(3)
Dated June 18, 2009
Registration Statement No. 333-156929

Interest Payment Dates:	Semi-annually on the 28th of each June and December, commencing December 28, 2009 (long first coupon) and ending on the Maturity Date
Day Count Convention:	30/360, Following unadjusted
Business Day Convention:	New York
Denominations:	Minimum of $2,000 with increments of $1,000 thereafter
CUSIP:	36967HAY3
ISIN:	US369HAY36
Common Code:	043467948
Method of Settlement:	Depository Trust Company (DTC), and its direct participants, including Euroclear and Clearstream, Luxembourg
Trustee:	The Bank of New York Mellon

A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Risk Factors

Investing in the Notes involves risks. See "Risk Factors" in Item 1A of our Quarterly Report on Form 10-Q and our Annual Report on Form 10-K both filed with the Securities and Exchange Commission.

Information Relating to the FDIC Guarantee

Investors should be aware that the FDIC Guarantee (as defined in the prospectus supplement) is made pursuant to the FDICs regulations, 12 C.F.R. Part 370, as specified at the FDICs website, www.fdic.gov/tlgp. On March 17, 2009, the FDIC adopted an interim rule that extends the debt guarantee component of the Temporary Liquidity Guarantee Program to December 31, 2012 for debt issued on or after April 1, 2009. In addition, the interim rule extends to October 31, 2009 the date through which FDIC Guaranteed Notes (as defined in the prospectus supplement) may be issued. For purposes of debt issued under this pricing supplement, all references in the prospectus supplement to the expiration date of the FDIC Guarantee hereby are amended to refer to December 31, 2012 and all references to the date through which FDIC Guaranteed Notes may be issued hereby are amended to refer to October 31, 2009.

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Filed Pursuant to Rule 424(b)(3)
Dated June 18, 2009
Registration Statement No. 333-156929

The regulations governing the FDIC Guarantee may be subject to interpretive decisions and rulemaking by the FDIC that could adversely affect how the FDIC Guarantee would apply to the Notes. The FDIC Guarantee is subject to additional risks as described in the prospectus supplement under "Risk Factors, Risks Relating to the FDIC Guarantee". See "FDIC Guarantee under the Temporary Liquidity Guarantee Program".

Plan of Distribution

The Notes are being purchased by the underwriters listed below, as principal, at 100.249% of the aggregate principal amount less an underwriting discount equal to 0.175% of the principal amount of the Notes. The Notes will not be exclusively marketed and targeted to retail customers.

Institution Book Runner:	Commitment
Goldman, Sachs & Co.	$250,000,000
Morgan Stanley & Co. Incorporated	$250,000,000
Total	$500,000,000

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Additional Information

Reopening of Issue

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of US$500,000,000 principal amount of Fixed Rate Notes due December 28, 2012 as described in the Issuers pricing supplement number 4929 dated June 11, 2009.

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Filed Pursuant to Rule 424(b)(3)
Dated June 18, 2009
Registration Statement No. 333-156929

General

At the quarter ended March 31, 2009, we had outstanding indebtedness totaling $489.177 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2009, excluding subordinated notes and debentures payable after one year, was equal to $479.681 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2004	2005	2006	2007	2008	March 31, 2009
1.82	1.66	1.63	1.56	1.24	0.97

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which is considered to be representative of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT. THE INFORMATION ON THE INTERNET SITE OF THE FDIC IS NOT A PART OF THIS PROSPECTUS.